[Letterhead of Wachtell, Lipton, Rosen & Katz]

December 20, 2013

VIA EDGAR AND FEDERAL EXPRESS

Ms. Suzanne Hayes

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Huntington Bancshares Incorporated

Registration Statement on Form S-4

Filed November 27, 2013

File No. 333-192600

Dear Ms. Hayes:

On behalf of Huntington Bancshares Incorporated, a Maryland corporation (the “Company” or “we”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-4 of the Company (the “Registration Statement”).

Suzanne Hayes

December 20, 2013

Amendment No. 1 reflects certain revisions of the Registration Statement in response to the comment letter dated December 16, 2013 from the staff of the Commission (the “Staff”). Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of Amendment No. 1.

Background of the Merger, page 39

1.	You indicate in the first paragraph of this section that Camco Financial’s management discussed its strategic options from “time to time” and the economic crisis raised the intensity of these discussions. Please expand your discussion to describe the types of options considered.

Response: In response to the Staff’s comment, we have revised the disclosure on page 39 of Amendment No. 1.

2.	Please include a discussion of the 2012 Consent Order Advantage Bank entered into with the FDIC and the State of Ohio Department of Commerce on February 9, 2012 and all other regulatory agreements involving Advantage Bank and/or Camco Financial that are material to this section.

Response: In response to the Staff’s comment, we have revised the disclosure on page 40 of Amendment No. 1.

3.	Please describe in more detail the potential capital raising alternatives discussed between February 2011 and December 2012.

Response: In response to the Staff’s comment, we have revised the disclosure on page 40 of Amendment No. 1.

4.	Please expand this section to include more detail of the discussions between Huntington’s CEO and Camco Financial’s CEO that occurred beginning in the summer of 2013. The discussion should include dates when meetings were held, the parties that participated in those meetings and the topics that were discussed.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 40 and 41 of Amendment No. 1.

Suzanne Hayes

December 20, 2013

5.	Please describe the “several other strategic options and issues” that Camco Financial’s board considered at its September 24, 2013 meeting.

Response: The staff is advised that the “other strategic options and issues” that Camco Financial’s board considered at its September 24, 2013 meeting are included in the original Registration Statement on page 40 and are set forth in the third sentence of the paragraph beginning “On September 24” included on page 41 of Amendment No. 1.

6.	Please describe the board’s reasons for its determination that it was in the best interests of Camco Financial stockholders to continue to explore a merger with Huntington at its September 24, 2013 meeting.

Response: In response to the Staff’s comment, we have revised the disclosure on page 41 of Amendment No. 1.

7.	You describe in the first full paragraph on page 41 that in the weeks after the September 24, 2013 Huntington and Camco Financial negotiated the terms of the definitive merger agreement and related documents and agreements. Please provide more detail on these negotiations, including the specifics of any merger consideration offers and counter offers.

Response: In response to the Staff’s comment, we have revised the disclosure on page 41 of Amendment No. 1.

8.	Please include a discussion of the negotiations relating to the terms that make up the interests of Camco Financial directors and executive officers in the merger. Include the dates when any meetings were held, the parties that participated in such meetings as well as the items discussed at those meetings.

Response: In response to the Staff’s comment, we have revised the disclosure on page 42 of Amendment No. 1 to disclose the discussions relating to the retention arrangements with Messrs. Caldwell and Wright. We supplementally advise the Staff that all of the other terms that make up the interests of Camco Financial directors and executive officers were the result of pre-existing, previously disclosed arrangements, as impacted by the merger (e.g., change of control arrangements and previously awarded stock and options), and a customary merger agreement covenant to continue existing director and officer indemnification provisions and insurance.

Opinion of Camco Financial’s Financial Advisor, page 43

9.	Please quantify the fee Boenning will receive for rendering its opinion.

Response: In response to the Staff’s comment, we have revised the disclosure on page 44 of Amendment No. 1.

Suzanne Hayes

December 20, 2013

Incorporation by Reference, page 85

10.	It appears that Camco Financial may not meet the requirements for the use of Form S-3 as defined in General Instruction C to Form S-4. Either demonstrate to us how Camco Financial meets the requirement for the use of Form S-3, or provide the disclosures required by Item 17 in the registration statement.

Response: The Staff is advised that Camco Financial meets the requirements of both General Instruction I.A. and I.B.1. of Form S-3.

Pursuant to General Instruction I.A. of Form S-3, Camco Financial: (1) is organized under the laws of Delaware; (2) has a class of common stock, $1 par value per share, registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (3) has (a) been subject to the requirements of Section 12 or 15(d) of the Exchange Act and has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) of the Exchange Act for a period of at least the previous twelve calendar months, and (b) filed in a timely manner all reports required to be filed during the previous twelve calendar months; (4) has not registered a class of asset-backed securities; (5) has not, nor have any of Camco Financial’s consolidated or unconsolidated subsidiaries, since the end of the last fiscal year for which certified financial statements of Camco Financial and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock, or (b) defaulted on (i) any installment or installments on indebtedness for borrowed money, or (ii) any rental on one or more long-term leases, which defaults in the aggregate are material to the financial position of Camco Financial and its consolidated and unconsolidated subsidiaries, taken as a whole; (6) is not a foreign issuer; (7) is not a successor registrant; and (8) has (a) filed with the Commission all required electronic filings, including electronic copies of documents submitted in paper pursuant to a hardship exemption as provided by Rule 201 or Rule 202(d) of Regulation S-T, and (b) submitted electronically to the Commission and posted on its corporate Web site, if any, all Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the previous twelve calendar months.

Pursuant to General Instruction I.B.1. of Form S-3, Camco Financial has an aggregate market value of voting and non-voting common equity held by non-affiliates of Camco Financial of more than $75 million. On November 27, 2013, the day the Form S-4 was filed, Camco Financial had a total of 14,517,150 shares of common stock issued and outstanding. Of that total number, affiliates held

Suzanne Hayes

December 20, 2013

2,298,574 shares, leaving non-affiliates with 12,218,576 shares. On November 26, 2013, the day before the Form S-4 was filed with the Commission, the closing price of Camco Financial common stock was $6.35. The aggregate value of the voting and non-voting common equity held by non-affiliates of Camco Financial equals $77,587,958 (which is 12,218,576 x $6.35 per share).

*                    *                     *

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (212) 403-1381.

Sincerely,

/s/ Nicholas G. Demmo
Name: Nicholas G. Demmo

cc:	Richard A. Cheap

General Counsel and Secretary

Huntington Bancshares Incorporated

Enclosure